UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coty Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number)

M. Allison Steiner

Rhône Capital III L.P.

630 Fifth Avenue, 27th Floor

New York, New York 10111

(212) 218-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Rhône Capital L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Rhône Holdings III L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Rhône Capital III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Rhône Group L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Worldwide Beauty GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Worldwide Beauty Offshore L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Worldwide Beauty Onshore L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0% (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 80,180,719 shares of Class A Common Stock, $0.01 par value per share, of Coty Inc. (the “Issuer”) and 263,752,817 shares of the Issuer’s Class B Common Stock, $0.01 par value per share, outstanding at February 3, 2015, as reported in the Quarterly Report on Form 10-Q filed on February 5, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No. 222070203	Page 9 of 13 Pages

Item 1.

(a)	Name of Issuer

Coty Inc.

(b)	Address of Issuer’s Principal Executive Offices

350 Fifth Avenue

New York, NY 10118

Item 2.

(a)	Name of Person Filing

This Schedule 13G (this “Statement”) is being filed jointly by Rhône Capital L.L.C., Rhône Holdings III L.L.C., Rhône Capital III L.P., Rhône Group L.L.C., Worldwide Beauty GP L.L.C., Worldwide Beauty Offshore L.P, and Worldwide Beauty Onshore L.P. (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)	Address of the Principal Office or, if none, residence

The principal business address of each Reporting Person is 630 Fifth Ave., 27th Floor, New York, New York 10111.

(c)	Citizenship

Each Reporting Person is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities

The Reporting Persons are filing this Statement in respect of Class A Common Stock, par value $0.01 per share.

(e)	CUSIP Number

222070203

Item 3.

Not Applicable.

CUSIP No. 222070203	Page 10 of 13 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned

0

(b)	Percent of Class

0%

(c)	Number of shares as to which the person has:

The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 222070203	Page 11 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

WORLDWIDE BEAUTY OFFSHORE L.P.
By:	Worldwide Beauty GP L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

WORLDWIDE BEAUTY ONSHORE L.P.
By:	Worldwide Beauty GP L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

WORLDWIDE BEAUTY GP L.L.C.
By:	Rhône Capital III L.P., its Sole Member

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE CAPITAL III L.P.
By:	Rhône Holdings III L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE HOLDINGS III L.L.C.,
By:	Rhône Capital L.L.C., its sole member

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE CAPITAL L.L.C.

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

CUSIP No. 222070203	Page 12 of 13 Pages

RHÔNE GROUP L.L.C.

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	CAO and General Counsel

CUSIP No. 222070203	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 14, 2014, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13G filed on February 14, 2014)